

January 29, 2008

Mr. Kevin Halter Jr.
President, Rub A Dub Soap, Inc.
2591 Dallas Parkway, suite 102
Frisco, TX  75034

**Re:**      **Rub A Dub Soap, Inc.**
**Form 10-KSB for the fiscal year ended May 31, 2007**
**Form 8-K filed November 14, 2007**
**File No. 0-52142**

Dear Mr. Halter:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**Form 10-KSB for the period ended May 31, 2007**

Evaluation of Disclosure Controls and Procedures, page 9

1. We note your disclosure that "Based on your evaluation…your disclosure controls and procedures were designed to ensure that material information relating to the Company is made known…"  Your disclosures do not indicate if your officers determined based on their evaluation, that your disclosure controls and procedures were effective or ineffective.  Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective.  See Exchange Act Rule 13a-15(e).  This comment is also applicable to your Form 10-Qs for the periods ended August 31, 2007 and November 30, 2007.

## Form 8-K filed November 14, 2007

Financial Statements
General

2. We note that you have entered into a stock purchase agreement with Zhongsen International Company Group, Ltd.  Please clarify for us why you have not included the financial statements of Zhongsen International Company Group, Ltd. but instead have included the financial statements of its subsidiaries.  In addition, please clarify why the financial statements of  Qingdao Free-Trading Zone Sentaida International Trade Co., Ltd., Qingdao Sentaida Tires Co., Ltd, and Zhongsen Trading Co., Ltd have been presented on a combined basis.  In this regard, please clarify if these subsidiaries operate under common control.

3. Please tell us what consideration you gave to including the quarterly financial statements of the subsidiaries of Zhongsen International Company Group, Ltd. in accordance with Item 310 of Regulation S-B.

Combined Statements of Cash Flows, page 4

4. Please tell us how you determined it was appropriate under SFAS 95 to include your restricted cash balances in the beginning and ending cash and cash equivalents balances.

Note 2. Summary of significant accounting policies
Revenue Recognition

5. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of how you have considered SAB 104.  In this regard, please also clarify if you recognize revenue upon shipment of your products.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information.  Detailed letters greatly facilitate our review.  Please file your supplemental response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Staff Accountant, at (202) 551-3747 or to the undersigned at (202) 551-3768.

Sincerely,


John Cash
Branch Chief